FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BOARD CHANGES

HSBC Holdings plc is today announcing changes to its Board.

As previously announced, Rona Fairhead will retire at the 2016 Annual General Meeting. Sir Simon Robertson, Deputy Chairman, will also retire at the same time and Safra Catz will stand down at the end of 2015. Rona Fairhead will hand over her responsibilities as Chair of HSBC North America Holdings to Heidi Miller at the end of 2015.

Rona and Simon are HSBC's longest serving non-executive Directors having served for close to 12 and 10 years respectively, whilst Safra has served on the Board for nearly eight years. Over their respective periods of service, they have made invaluable contributions to the Group, not least during the global financial crisis, for which the Board is extremely grateful. Their aggregate expertise and experience in matters of governance, audit and risk, remuneration, technology and international business affairs has been invaluable to HSBC and they will, upon their retirement, be sorely missed.

Commenting on these retirements HSBC Group Chairman, Douglas Flint reflected:

"We are truly sad to be losing three such experienced directors. Simon as Senior Independent Director until this year's AGM provided a vital link to our shareholders and regulators and was a huge support to me in my role as Chairman. Rona took on some of the most demanding governance responsibilities as Chair of both the Audit and Risk committees during her term of office and most recently, as Chair of our Group in the United States, has been overseeing a refocussing of its operations and enhancement of controls. Safra has been invaluable in terms of contributing to Board strategy and performance appraisal in matters of technology."

The Board is delighted to announce the appointments of Henri de Castries (61) and Paul Walsh (60) as independent non-executive Directors. These appointments will take effect from 1 March 2016 and 1 January 2016, respectively.

Commenting on the appointments, Douglas Flint said:

"The appointments of Henri de Castries and Paul Walsh bring substantial additional strength to the HSBC Board. Their extensive international business experience and track record in shaping growing businesses, including undertaking business portfolio realignments, will further strengthen the existing skills on the HSBC Board. We very much look forward to welcoming Henri and Paul to HSBC."

Once these changes are in effect, the Board will comprise 14 independent non-executive Directors together with the three executive Directors and the full-time Chairman.

Henri de Castries has more than 25 years of international experience in the finance industry. Henri has been Chairman and Chief Executive Officer of AXA, one of the world's leading global insurance and asset management companies since April 2010 after having served as Chairman of the AXA Management Board from May 2000.

Henri is also Chairman of the French leading think-tank Institut Montaigne and of AXA Hearts in Action, AXA's volunteer community outreach programme. He also serves as a non-executive director of Nestlé S.A. and of the French National Foundation for Political Science (FNSP), and is a member of the Advisory Board of Tsinghua University School of Economics and Management.

Henri started his career in the French public service, first within the French Finance Ministry Inspection Office, auditing government agencies from 1980 to 1984, and then within the French Treasury Department from 1984 to 1989 where he played, in particular, an active role in several privatisations of state-owned enterprises. He joined AXA in 1989 and his other previous roles within the company include the responsibility for the group's asset management, financial and real-estate businesses, the oversight of North American and UK operations, as well as the preparation and the execution of all the major mergers and acquisitions undertaken by the insurance group during the 1990s. He holds a bachelor degree in Law, is a graduate of the business school, HEC (Ecole des Hautes Etudes Commerciales), and is a former student of the ENA (Ecole Nationale d'Administration).

Paul Walsh was Group CEO of Diageo plc between 2000 and 2013. Under his leadership, Diageo was refocused from a diversified food, beverage and hotels conglomerate into one of the world's leading global alcoholic beverage businesses. In building this position, Paul took Diageo from a largely European and US business into emerging markets and to global leadership through the acquisition of many of the world's leading brands.

Paul originally joined the Board of Grand Metropolitan plc (GrandMet) (the business that merged with Guinness in 1997 to form Diageo) in 1995. Prior to that, between 1982 and 1988, he held a number of finance roles in GrandMet's brewing division, Watney Mann and Truman, followed by chief financial officer roles in the group's Food Division and at InterContinental Hotels. Between 1992 and 2000, Paul was CEO of Pillsbury in the US, a business he later sold along with Burger King to allow Diageo to concentrate on its spirits business.

Paul is currently chairman of Compass Group PLC and Avanti Communications Group Plc and is a non-executive director of FedEx Corporation. He was formerly a non-executive director of Centrica plc and Unilever plc.

These appointments will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2019 Annual General Meeting.

The Directors have determined that Henri de Castries and Paul Walsh are independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect their judgement and any relationships or circumstances which could appear to do so were not considered to be material.

Safra Catz, Rona Fairhead and Sir Simon Robertson were appointed to the HSBC Board on 1 May 2008, 1 March 2004 and 3 January 2006 respectively.

There are no matters relating to the retirements of Safra Catz, Rona Fairhead and Sir Simon Robertson that need to be brought to the attention of the shareholders of HSBC.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Supplementary information:

As non-executive Directors, Paul Walsh and Henri de Castries will not have service contracts with HSBC Holdings plc and will each be paid a Director's fee of £95,000 per annum, pursuant to the non-executive Directors' remuneration policy approved by shareholders at the 2014 Annual General Meeting.

Paul Walsh and Henri de Castries' appointments as Directors of HSBC Holdings plc are subject to election by shareholders at the 2016 Annual General Meeting and re-election annually thereafter.

Neither Paul Walsh nor Henri de Castries has any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointments of Paul Walsh and Henri de Castries that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notes to editors:

1. Professional qualifications of Paul Walsh
BSc Accountancy, Manchester Polytechnic

2. Professional qualifications of Henri de Castries
École Nationale d'Administration (ENA)
HEC Paris (Ecole des Hautes Etudes) - Bachelor's degree in Law

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, P Ameen†, K L Casey†, S A Catz†, L M L Cha†, Lord Evans of Weardale†,
J Faber†, R A Fairhead†, W S H Laidlaw†, I Lee†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses,
H Miller†, Sir Simon Robertson†, J Symonds† and P van der Meer Mohr†.

† Independent non-executive Director

4. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,549bn at 30 September 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 13 November 2015